                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               Premier Brands Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.001
                         (Title of Class of Securities)

                                    74046M30
                                 (CUSIP Number)

                               Mr. Brian W. Ransom
                                    President
                                CathayOnline Inc.
                        570 Lexington Avenue, 18th Floor
                            New York, New York 10022
                                 (212) 888-6822
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 30, 2000
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 22 Pages)

----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74046M30                   13D                  Page 2 of 22 Pages


-----------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS.
       OF ABOVE PERSONS (ENTITIES ONLY)

       CathayOnline Inc.
-----------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a)  [ ]
                                                                     (b)  [ ]
-----------------------------------------------------------------------------
(3)    SEC USE ONLY


-----------------------------------------------------------------------------
(4)    SOURCE OF FUNDS **

       00
-----------------------------------------------------------------------------
(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

-----------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       Nevada
-----------------------------------------------------------------------------
 NUMBER OF     (7)  SOLE VOTING POWER

   SHARES           1,750,000
               --------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER

  OWNED BY          0
               --------------------------------------------------------------
    EACH       (9)  SOLE DISPOSITIVE POWER

 REPORTING          1,750,000
               --------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER

                    0
-----------------------------------------------------------------------------
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON

        1,750,000
-----------------------------------------------------------------------------
(12)    CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES **                            [ ]

-----------------------------------------------------------------------------
13)    PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)

       6.74%
-----------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON **

       HC, CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74046M30                   13D                  Page 3 of 22 Pages

-----------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS.
       OF ABOVE PERSONS (ENTITIES ONLY)

       CathayOnline Technologies (Hong Kong) Limited
-----------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a)  [ ]
                                                                     (b)  [ ]
-----------------------------------------------------------------------------
(3)    SEC USE ONLY

-----------------------------------------------------------------------------
(4)    SOURCE OF FUNDS **

       00
-----------------------------------------------------------------------------
(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

-----------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       Hong Kong
-----------------------------------------------------------------------------
 NUMBER OF     (7)  SOLE VOTING POWER

   SHARES           1,750,000
               --------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER

  OWNED BY          0
               --------------------------------------------------------------
    EACH       (9)  SOLE DISPOSITIVE POWER

 REPORTING          1,750,000
               --------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER

                    0
-----------------------------------------------------------------------------
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON

       1,750,000
-----------------------------------------------------------------------------
(12)   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES **                             [ ]

-----------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)

       6.74%
-----------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON **

       CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74046M30                   13D                  Page 4 of 22 Pages

-----------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS.
       OF ABOVE PERSONS (ENTITIES ONLY)

       CathayOnline (BVI) Ltd.
-----------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a)  [ ]
                                                                     (b)  [ ]
-----------------------------------------------------------------------------
(3)    SEC USE ONLY


-----------------------------------------------------------------------------
(4)    SOURCE OF FUNDS **

       00
-----------------------------------------------------------------------------
(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

-----------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       British Virgin Islands
-----------------------------------------------------------------------------
 NUMBER OF     (7)  SOLE VOTING POWER

   SHARES           1,750,000
               --------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER

  OWNED BY          0
               --------------------------------------------------------------
    EACH       (9)  SOLE DISPOSITIVE POWER

 REPORTING          1,750,000
               --------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER

                    0
-----------------------------------------------------------------------------
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON

        1,750,000
-----------------------------------------------------------------------------
(12)    CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES **                            [ ]
-----------------------------------------------------------------------------
(13)    PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (11)

        6.74%
-----------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON **

        HC, CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74046M30                   13D                  Page 5 of 22 Pages


Item 1.  Security and Issuer.

         This statement relates to shares of common stock, par value $0.001 (the "Shares"), of Premier Brands Inc. (the "Company"). The Company's principal executive offices are located at 268 West 400 South Street, Suite 300, Salt Lake City, Utah 84101.


Item 2.  Identity and Background.

         This statement is filed by (i) CathayOnline Inc. ("CAOL"), (ii) CathayOnline (BVI) Ltd. ("CathayOnline BVI") and (iii) CathayOnline Technologies (Hong Kong) Limited ("CathayOnline H.K.")(collectively, the "Reporting Persons").

         CAOL is a Nevada corporation with its principal office located at 570 Lexington Avenue, 18th Floor, New York, New York 10022. CAOL is a fully integrated Internet company serving the global Chinese community, with a primary focus on the People's Republic of China.

         CathayOnline BVI is an international business company incorporated in the British Virgin Islands with its principal office located at c/o Integro Corporate Services (BVI) Limited, Tropic Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands. The principal business of CathayOnline BVI is serving as a wholly-owned subsidiary of CAOL which holds 100% of shares of CathayOnline H.K.

         CathayOnline H.K. is a private company limited by shares incorporated in Hong Kong with its principal office located at c/o Stikeman Elliott, Suite 1103, Aon China Building, 29 Queen's Road, Central, Hong Kong. The principal business of CathayOnline H.K. is serving as an indirect wholly-owned subsidiary of CAOL which holds interests in CAOL's operating companies and joint ventures in the People's Republic of China.

         Information relating to the directors and executive officers of the Reporting Persons is contained in Appendix A attached hereto and is incorporated herein by reference. Collectively with the Reporting Persons, they are referred to herein as the "CAOL Affiliates".

         None of the CAOL Affiliates has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the CAOL Affiliates Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person.


Item 3.  Source and Amount of Funds and Other Consideration.

CUSIP No. 74046M30                   13D                  Page 6 of 22 Pages

         CathayOnline H.K. acquired 1,750,000 Shares from CathayBancorp.com, Limited, a subsidiary of the Company ("CathayBancorp"), on June 30, 2000 in consideration for the sale by CathayOnline H.K. of its 62.5% interest in CMD Capital Limited to CathayBancorp pursuant to a Share Purchase Agreement dated as of June 30, 2000 among CathayOnline H.K., SNet Communications (HK) Limited, Ting Kan Nok, CMD Capital Limited, CathayBancorp and the Company (the "Share Purchase Agreement").


Item 4.  Purpose of the Transaction.

         CAOL indirectly through CathayOnline H.K. acquired 1,750,000 Shares for the purpose of entering into a strategic alliance with the Company. Through such acquisition, CAOL has received an equity interest in the Company, enabling the Company and CAOL to develop a strong strategic alliance. In connection with the acquisition, each of Messrs. Ransom and Lau became a member of the Board of Directors of the Company.

         The Reporting Persons may purchase additional securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that the Reporting Persons own or hereafter may acquire. The Reporting Persons reserve the right to exercise any and all of their respective rights and privileges as securityholders of the Company.

         Other than as set forth above, none of the Reporting Persons has any current plan or proposal which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

CUSIP No. 74046M30                   13D                  Page 7 of 22 Pages

         (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

         (a) CathayOnline H.K. owns directly 1,750,000 Shares, constituting approximately 6.74% of the 25,958,319 Shares issued and outstanding as of June 30, 2000 (based on information provided by the management of the Company). Each of CAOL and CathayOnline BVI owns beneficially (through CathayOnline H.K.) 1,750,000 Shares, constituting approximately 6.74% of the issued and outstanding Shares.

         (b) CathayOnline H.K. has the sole power to dispose of and the sole power to vote the Shares owned directly by it, which power may be exercised by its Board of Directors.

         Each of CAOL and CathayOnline BVI has the indirect sole power to dispose of and the indirect sole power to vote the Shares owned beneficially by it, which power may be exercised by its Board of Directors.

         (c) Other than as disclosed in Items 3 and 4, none of the CAOL Affiliates has sold, purchased or otherwise effected any transaction in any Share during the past 60 days.

         (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Shares beneficially owned by the Reporting Persons.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         Other than the Share Purchase Agreement (a copy of which is attached as Exhibit B hereto and is incorporated herein by reference), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         A copy of the following documents is filed herewith as exhibits:

         A. Joint acquisition statements as required by Rule 13d-1(k)under the Exchange Act.

         B. Share Purchase Agreement.

CUSIP No. 74046M30                   13D                  Page 8 of 22 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  July 10, 2000


                                CATHAYONLINE INC.


                                By: /s/ Brian W. Ransom
                                    -------------------------------------
                                    Brian W. Ransom
                                    President


                                CATHAYONLINE TECHNOLOGIES (HONG KONG) LIMITED


                                By: /s/ Brian W. Ransom
                                    -------------------------------------
                                    Brian W. Ransom
                                    President


                                CATHAYONLINE (BVI) LTD.


                                By: /s/ Brian W. Ransom
                                    -------------------------------------
                                    Brian W. Ransom
                                    Director

CUSIP No. 74046M30                   13D                  Page 9 of 22 Pages


                                   Appendix A
                      INFORMATION CONCERNING DIRECTORS AND
                   EXECUTIVE OFFICERS OF THE REPORTING PERSONS


Mr. Brian Ransom. Mr. Ransom is the President and Director of CAOL, a Director of CathayOnline BVI and the President and a Director of CathayOnline H.K. He is a citizen of Canada and his business address is c/o CathayOnline Inc., 543 Granville Street, Suite 1108, Vancouver, British Columbia, Canada V6C 1X8.

Mr. Peter Lau. Mr. Lau is a citizen of the United States whose business address is 570 Lexington Avenue, 18th Floor, New York, New York 10022. His principal occupation is serving as a Director and the Chief Financial Officer of CAOL.

Mr. Owen Li. Mr. Li is a Director of CAOL and the Chairman of Sichuan CathayOnline Technologies Co., Ltd. ("Sichuan CathayOnline"), an indirect wholly owned subsidiary of CAOL, and an officer of CathayOnline H.K. Sichuan CathayOnline's principal business is to provide operating, management and administrative services to an Internet Service Provider in Sichuan, People's Republic of China and its principal office is located at 9/F, Dong Fu Mansion, No. 3 North Yu Lin Road, Chengdu, Sichuan, China 610041. He is a citizen of the People's Republic of China and his business address is 9/F, Dong Fu Mansion, No. 3 North Yu Lin Road, Chengdu, Sichuan, China 610041.

Mr. Kenneth Levy. Mr. Levy is Director of CAOL. He is also the President of United Network Marketing Services, Inc., a technology incubator located at 575 Madison Avenue, 10th Floor, New York, New York 10022. He is citizen of the United States and his business address is 575 Madison Avenue, 10th Floor, New York, New York 10022.